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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

State National Bancshares, Inc.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
857124101
(CUSIP Number)
Javier Malagón Navas
Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.
Paseo de la Castellana 81, 20th Floor
28043 Madrid
Spain
011–34–91–537–8172
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 3, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Banco Bilbao Vizcaya Argentaria, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Kingdom of Spain

	7	SOLE VOTING POWER:

NUMBER OF		1,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

INTRODUCTORY STATEMENT
This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2006 (the “Schedule 13D”) with respect to the common stock, par value $1.00 per share (the “Common Stock”), of State National Bancshares, Inc., a corporation organized under Texas law (the “Company”). Terms defined in the Schedule 13D are used herein with the same meaning.
Items 3, 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:
Item 3. Source and Amount of Funds or Other Consideration.
     On June 12, 2006, each of Castle Creek Capital, LLC, Franklin Mutual Advisers, LLC, Gary J. Fletcher, Rick J. Calhoon, James A. Cardwell, John M. Eggemeyer, III, H. Gil Moutray, Tom C. Nichols, Ben B. Stribling and F. James Volk (together, the “Shareholders”), solely in their capacity as shareholders of the Company, entered into a Voting Agreement with BBVA and certain other parties thereto (described in Item 4 of this Statement and a copy of which is attached hereto as Exhibit B) (the “Voting Agreement”) with respect to certain shares of Common Stock beneficially owned by the Shareholders (the “Shares”). No shares of Common Stock were purchased by BBVA pursuant to the Voting Agreement, and thus no funds were used for such purpose. Exhibit B is specifically incorporated herein by reference in response to this Item 3.
     On January 3, 2007, the transactions contemplated by the Agreement and Plan of Merger, dated as of June 12, 2006, by and between BBVA and the Company, filed herewith as Exhibit C (the “Merger Agreement”), were consummated. As a result of the merger of Newco Aspen, Inc., a Texas corporation and a wholly owned subsidiary of BBVA, with and into the Company (the “Merger”) pursuant to the Merger Agreement, all the existing shares of Common Stock were cancelled, and BBVA’s shares of common stock in Newco Aspen were converted into 1,000 shares of Common Stock of the Company. The consideration paid by BBVA in the Merger was approximately $483.7 million, which BBVA financed from internal resources.
Item 4. Purpose of Transaction.
     The disclosure set forth in the sixth through eleventh paragraphs of Item 4 of the Schedule 13D is hereby amended and restated as follows:
     The Voting Agreement and the proxies described above expired at the Effective Time of the Merger (7:00 a.m. Central Standard Time on January 3, 2007).
     At the Effective Time, Newco Aspen was merged with and into the Company. As a result of the Merger, the outstanding shares of Common Stock were converted into the right to receive $38.50 per share in cash, without interest, and BBVA’s shares in Newco Aspen were converted into 1,000 shares of Common Stock, representing all of the shares of Common Stock issued and outstanding. In addition, the Common Stock was delisted from the Nasdaq National Market. Following the Effective Time, BBVA implemented certain changes to the board of directors and the bylaws of the Company, including to expand the size of the board of directors and fill the vacancies resulting from such increase and from the resignation of two directors of the Company in connection with the Merger. BBVA also caused the Company to file a Form 15 to terminate the registration of the Common Stock pursuant to Section 12(g)(4) of the Securities

Exchange Act of 1934, as amended. As the sole shareholder of the Company, BBVA may decide to take one or more other actions described in the instructions to Item 4 of Schedule 13D.
     The foregoing descriptions of the transactions contemplated by the Voting Agreement and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which were filed as Exhibits B and C, respectively, to the Schedule 13D. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 4.
Item 5. Interest in Securities of the Issuer.
     (a) Following the consummation of the Merger Agreement on January 3, 2007, BBVA is the holder of 1,000 shares of Common Stock, representing 100% of the issued Common Stock.
     (b) Following the consummation of the Merger Agreement on January 3, 2007, BBVA has the sole power to vote and dispose of 1,000 shares of Common Stock.
     (c) Other than the transactions described herein, there were no other transactions effected during the past sixty days in Common Stock by BBVA or, to the best of BBVA’s knowledge, by any of the individuals named in Exhibit A to the Schedule 13D.
     (d) Not applicable.
     (e) Not applicable.
Item 7. Material To Be Filed as Exhibits.

Exhibit	Description
Exhibit A	Directors and Executive Officers of Banco Bilbao Vizcaya Argentaria, S.A. (previously filed as Exhibit A to the Schedule 13D).

Exhibit B	Voting Agreement, dated as of June 12, 2006, between BBVA and Castle Creek Capital, LLC, Franklin Mutual Advisers, LLC, Gary J. Fletcher, Rick J. Calhoon, James A. Cardwell, John M. Eggemeyer, III, H. Gil Moutray, Tom C. Nichols, Ben B. Stribling and F. James Volk (previously filed as Exhibit B to the Schedule 13D).

Exhibit C	Agreement and Plan of Merger, dated as of June 12, 2006, by and between Banco Bilbao Vizcaya Argentaria, S.A. and State National Bancshares, Inc. (previously filed as Exhibit C to the Schedule 13D).

Exhibit D	Certain Information Regarding the Shareholders (previously filed as Exhibit D to the Schedule 13D).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 3, 2007

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
By:	/s/ Javier Malagón Navas
Name:	Javier Malagón Navas
Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.